Eatware, Inc
23/F, Westin Center, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong

December 2, 2009

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington. D.C. 20549

Attention:  Blaise Rhodes, Staff Accountant

RE:	Eatware Inc.
SEC Comment Letter dated November 4, 2009
Form 10-K for Fiscal Year Ended March 31, 2009 filed July 13, 2009
Form 10-Q for Fiscal Year Ended June 30, 2009 filed August 14, 2009
File No. 333-139910

Dear Blaise Rhodes:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") dated November 4, 2009. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings and we look forward to cooperating with you in this respect.

FORM 10-K FILED FOR FISCAL YEAR ENDED MARCH 31, 2009
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, F-2

COMMENT  1:

It appears that the report provided by your independent registered public accounting firm is not signed. Please amend to provide a compliant audit report in accordance with Item 302 of Regulation S-T.

RESPONSE TO COMMENT 1:

Our auditor has signed the audit report, however, the edgarized copy was overlooked the signature portion. Please see the attached audit report. An amended Form 10-K will be filed expeditiously containing a signed auditor’s report.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
China Shoe Holdings, Inc.
(Formerly Extra Ease Limited and EATware Intellectual Properties Limited)

We have audited the accompanying consolidated balance sheets of China Shoe Holdings, Inc. (formerly Extra Ease Limited and EATware Intellectual Properties Limited) and its subsidiaries (“the Company”) as of March 31, 2009 and 2008 and the related consolidated statements of operation and comprehensive loss, cash flows and stockholders’ deficit for the years ended March 31, 2009 and 2008. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009 and 2008 and the results of operations and cash flows for the years ended March 31, 2009 and 2008 and in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred substantial losses and has a capital deficit, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ ZYCPA Company Limited

ZYCPA Company Limited
(Formerly Zhong Yi (Hong Kong) C.P.A. Company Limited)
Certified Public Accountants

Hong Kong, China
July 13, 2009

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

Notes to Consolidated Financial Statements
Note 1 – Organizations and Business Background
Business History, page F-7

COMMENT 2:

We note that China Shoe Holdings (CHSH) manufactured ladies footwear for shoe retailers in Japan and china through its subsidiary, Wholly Success Technology Group, until March 31, 2009. It does not appear that the disposition of Wholly Success Technology Group is adequately disclosed in your filing. Please revise to provide additional detail regarding the sale of this entity including your analysis of the related accounting treatment and how the sale price of $100 for Wholly Success Technology Group was determined. Refer to FASB ASC 205-20.

RESPONSE TO COMMENT 2:

Regarding of the disposal of shoe manufacturing business (owned by Wholly Success Technology Group), we have performed an evaluation of the requirement of ASC 205-20, to ascertain if the classification of the shoe manufacturing business as discontinued operations is properly concluded. Our findings are summarized as below:

	A long-lived asset (disposal group) to be sold shall be reclassified as “held for sale” in the period in which all of the following criteria are met:	Evaluation

1.	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group)	Existed, the Board approved the disposal plan of its shoe manufacturing operations on December 26, 2008.
Please see the Form 8-K filed on December 31, 2008.

2.	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).	Yes, the disposal group is available for immediate sale but the Board needs time to find a vendor.

3.	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
The Board exhausted its business contact to initiate and locate the interested buyer to complete the disposal plan. Finally, the buyer was concluded in earlier March 2009 and signed the definitive disposal agreement on March 31, 2009.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

4.	The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year.	Yes, the disposal was completed on March 31, 2009, within one year requirement.

5.	The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
As of December 31, 2008, net asset value of disposal group totaled as a capital deficit of approximately US$70,000. The best reference to the current fair value is based on the net asset value of the disposal group as of December 31, 2008, whereas the purchase price consideration of US$100 is much higher than its net asset value.

The current fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties or unrelated parties, at a bid-and-ask price.

6.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.	Yes, the disposal was completed on March 31, 2009 and no significant changes to the plan are noted.

COMMENT 3:

It appears that you have accounted for the stock exchange agreement with Extra East Limited (EEL) and Eatware Intellectual Properties Limited (EWIP) as a reverse acquisition with a recapitalization. However, it does not appear that you have appropriately presented this transaction in your financial statements. Since EEP and EWIP are under common control by Mr. Wu, they should be considered one combined entity for the purposes of this transaction. This combined entity would be the accounting acquirer in the recapitalization. As a result, it appears that the accounting acquiree’s accumulated deficit (i.e. CHSH) for the period prior to the merger should be eliminated with an offsetting entry to additional paid-in capital as the accumulated deficit of the accounting acquirer (i.e. combined EEP and EWIP) should be the basis for the accumulated deficit of the continuing entity. In addition, your statement of stockholders’ equity / deficit should present the total number of shares of common stock (i.e. 1,990,759,517) as the outstanding shares prior to the reverse merger plus the shares issued to consummate the share exchange agreement (i.e.1,871,313,946). Please revise your financial statements accordingly and provide appropriate footnote disclosure describing your revised accounting treatment. In addition, please tell us how you considered the disclosure requirement per FASB ASC 250-10.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

RESPONSE TO COMMENT 3:

Under the Share Exchange Agreement, EEP and EWIP are considered as one combined entity for the purposes of reverse acquisition, since both entities are under common control by Mr. Wu. This transaction will be properly and appropriately presented in the Form 10-K/A.

Under the SEC Practice, Application of Reverse Acquisition, historical stockholders’ equity of the acquirer prior to the reverse merger is retroactively restated (as a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuers’ and acquirer’s stock with an offset to paid-in capital. Retained earnings (deficiency) of the acquirer are carried forward after the acquisition. Operations prior to the merger are those of the acquirer. Hence, the opening balance of the total number of shares of common stock should be 1,871,313,944 (equivalent to 100% capital stock of the combined entity, EEP and EWIP under the Share Exchange Agreement), as if the reverse merger was consummated at the beginning of the earliest period presented.

Hence, the statement of stockholders equity/deficit should be presented by the accounting acquirer with its aggregate number of shares of common stock (ie. 1,871,313,944), representing the issuance of new shares in exchange for 100% capital stock of EWIP and EEL, prior to reverse merger.

The number of shares of common stock of 119,445,571 of the legal acquirer is separately presented as shares received by the accounting acquirer at the time of reverse merger.

Please see the below movement of stockholders’ equity, as restated.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

EATWARE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2008 AND 2009

(Currency expressed in United States Dollars (“US$”), expected for number of shares)

	Common Stock
	No. of share	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated losses	Total
Balance as of April 1, 2007 representing:
Extra Ease	10,000	10,000	0	3,783	(110,969)	(97,186)	Per its audited financial statement in 8-K
Eatware Intellectual Properties	1	1	0	3	(752)	(748)	Per its audited financial statement in 8-K
Subtotal:	10,001	10,001	0	3,786	(111,721)	(97,934)

Share issuance in exchange for Extra Ease and Eatware Intellectual Properties' capital shares representing:
Extra Ease	121,313,946	121,314	(121,314)	3,783	(100,969)	(97,186)
Eatware Intellectual Properties	1,750,000,000	1,750,000	(1,749,999)	0	(752)	(751)
Subtotal:	1,871,313,946	1,871,314	(1,871,313)	3,783	(101,721)	(97,937)	Per 10-K
Reclassification from negative APIC to accumulated deficit			1,871,313		(1,871,313)

Balance as of April 1, 2007, as restated	1,871,313,946	1,871,314	0	3,783	(1,973,034)	(97,937)	Being the accounting acquirer

Net loss for the year	-	-	-	-	(1,563,152)	(1,563,152)
Foreign currency translation adjustment	-	-	-	4,715	-	4,715
Balance as of March 31, 2008	1,871,313,946	1,871,314	-	8,498	(3,536,186)	(1,656,374)
Recapitalization and reverse acquisition	119,445,571	119,445	-	-	(119,445)	-	Being the accounting acquiree, however its accumulated deficit cannot be offset against APIC, since APIC is zero.
Waiver of the shareholder’s loan	-	-	550,215	-	-	550,215	This transaction is occurred in the subsidiary, not the US company itself
Net loss for the year	-	-	-	-	(793,272)	(793,272)
Foreign currency translation adjustment	-	-	-	(7,919)	-	(7,919)
Balance as of March 31, 2009	1,990,759,517	1,990,759	550,215	579	(4,448,903)	(1,907,350)

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

Item 9A – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 29

COMMENT 4:

We note that your disclosure does not comply with Item 307 of Regulation S-K as reference should be made to “Exchange Act Rules 13a-15(e) and 15d-15(e)” rather than “Exchange Act Rule 13a-14(c).” Please revise.

RESPONSE TO COMMENT 4

In the 10K filed, we wrote in the session of Evaluation of Disclosure Controls and Procedures, page 29 under Item 9A as follows:

“The Company, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of March 31, 2009.”

The whole paragraph will be amended as:-

“The Company, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of March 31, 2009.”

Management’s Annual Report on Internal Control Over Financial Reporting, page 29

COMMENT 5:

Please revise to provide a statement in substantially the following form: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”  Refer to Item 308T(a)(4) of Regulation S-K.

RESPONSE TO COMMENT 5

A new paragraph will be added at the last part of this section to reflect the required revision.  The whole section should read:

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

“Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a – 15(f).  Management conducted an assessment as of March 31, 2009 of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on that evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2009, based on criteria in Internal Control – Integrated Framework issued by the COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements should they occur. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the control procedure may deteriorate.

Furthermore, this annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Section 302 Certifications

COMMENT 6:

We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

-	Reference should be made to your “report” rather than your “annual report” except in paragraph 4(d)

-	Paragraph 4(d) should include a reference to “(the registrant’s fourth fiscal quarter in the case of an annual report)”

-	Paragraph 5 should make reference to your “most recent evaluation of internal control over financial reporting”

-
Paragraph 5(a) should include the following language: “all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information.”

Please revise your certifications to address the matters noted above.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

RESPONSE TO COMMENT 6

The exhibit of our 10K filing will be amended to reflect the necessary revision.  The whole exhibit should read:

******************************

“I, [Name], certify that:

1.    I have reviewed this report on Form 10-K of China Shoe Holdings, Inc.;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.    The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

[Date]	By:
[Name]
[Position]

******************************

Form 10-Q for the Quarter Ended June 30, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Going Concern

COMMENT 7:

We note your disclosure stating that management has taken certain action and continues to implement changes which will enable you to improve future profitability and cash flow from continuing operations.  Please revise to provide a detailed discussion of the cost-saving initiatives and growth strategies noted in your filing which are being implemented to achieve this goal.  Your revised disclosure should also provide management’s assessment of the effect of recurring losses and your deteriorating current ratio on your capital position.  Also, please discuss how your business will be impacted if your profitability expectations are not supported by the current economic environment and what actions management will take to meet your liquidity needs.

RESPONSE TO COMMENT 7

The wordings of this section “Going Concern” will be revised.  Such wording will appear in the upcoming 10Q filing for fiscal quarter ended September 30, 2009:

“The financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to the Company's continuous loss and deteriorating current ratio substantial doubt to continue as a going concern is raised, this will be dependent upon the Company’s ability to meet its financing requirements and the success of its future operations.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

For the six months ended September 30, 2009, the Group had incurred a net loss of $0.38 million and the Company has incurred losses over the past several quarters. Management has taken certain action and continues to implement changes designed to improve the Group’s financial results and operating cash flows.  The actions involve certain cost-saving initiatives, such as reduction of company’s salary expense, reduction of travel and entertainment expenses.  Other actions involved focusing on the most profitable part of the Company products line, reviewing pricing structure and adding customized products developments’ solutions.  Moreover, the company also adjusted its new marketing strategy to co-hosting exhibitions with our distributors instead of attending on our own, thereby significantly reduces our sales and marketing expenses. The Company believes that this new marketing strategy is a more cost effective way for the Company’s sales and marketing expansion.  Management believes that these actions will enable the Company to improve future profitability and cash flow in its continuing operations.

On a long-term basis, our liquidity will be dependent on establishing profitable operations, collection of accounts receivable, additional infusions of capital and additional financing. If necessary, we may raise capital through an equity or debt offering. The funds raised from those offerings will be used to develop and execute our business plan. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected.”

Item 4T – Controls and Procedures
Evaluation of Disclosure Controls and Procedures

COMMENT 8:

We note that your disclosure does not comply with Item 307 of Regulation S-K as it does not appear that you have presented the conclusion of your principal executive officer and your principal financial officer regarding the effectiveness of your disclosure controls and procedures as June 30, 2009.  Please revise.

RESPONSE TO COMMENT 8

The wordings of this section “ITEM 4T” will be revised.  .  Such wording will appear in the upcoming 10Q filing for fiscal quarter ended September 30, 2009:

“Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e)) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

Pursuant to Rule 13a-15(b) under the Exchange Act, the Company carried out an evaluation with the participation of the Company’s management, including Mr. Wu, Man-Shing, the Company’s Chief Executive Officer and Mr. So, Jonathan W.L., the Company’s Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of September 30, 2009.  Based upon that evaluation, the Company’s  Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in internal controls

 Our management, with the participation our Chief Executive Officer and Chief Financial Officer, performed an evaluation as to whether any change in our internal controls over financial reporting occurred during the quarter ended September 30, 2009.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that no change occurred in the Company's internal controls over financial reporting during the quarter ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting”

Section 302 Certifications

COMMENT 9:

We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

-	Reference should be made to your “report” rather than your “quarterly report” or “annual report” except in paragraph 4(d)

-	Paragraph 5 should make reference to your “most recent evaluation of internal control over financial reporting”

Please revise your certifications to address the matters noted above.

RESPONSE TO COMMENT 9

The wordings of the exhibit “302 certifications” will be revised.  .  Such wording will appear in the upcoming 10Q filing for fiscal quarter ended September 30, 2009:

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

******************************

“I, [Name], certify that:

 1.    I have reviewed this report on Form 10-Q of Eatware, Inc., for the three months ended September 30, 2009;

 2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

 3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

  4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

 5.    The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

November __ , 2009	By:
[Name]
[Position]

******************************

Other Exchange Act Reports

COMMENT 10:We note that you changed your fiscal year-end from December 31 to March 31 in connection with the acquisition of EEL and EWIP. As the transaction occurred after the end of your previous fiscal year-end (i.e. December 31, 2008), you would still be required to file a Form 10-K for CHSH for the fiscal year ended December 31, 2008. Please file this Form 10K immediately or tell us when it will be filed.

RESPONSE TO COMMENT 10

Pursuant to a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2009, as amended on May 26, 2009 and July 16, 2009 (the “Form 8-K”), the Company changed its fiscal year end from December 31 to March 31 (the “Fiscal Year Change”). As a result of the Fiscal Year Change, the Company believes that it is not required to file a Form 10-K for the period ended December 31, 2008.

As set forth in a Current Report on Form 8-K, the Company entered into and closed a Share Exchange Agreement with (1) Extra Ease Limited (“Extra Ease”), (2) Eatware Intellectual Properties Limited (“EWIP”), and (4) the Shareholders of Extra Ease and EWIP (collectively, the “Acquirers”), pursuant to which the Company acquired all of the issued and outstanding shares of common stock of the Acquirers (the “Acquisition”).

For accounting purposes, Extra Ease and EWIP are considered the accounting acquirers in this transaction. Since the Company made the Fiscal Year Change in connection with the Acquisition, in accordance with Section 12240 of the Division of Corporation Finance Financial Reporting Manual, a transition report on Form 10-K is due 90 days after the consummation of the Acquisition for non-accelerated filers. Since the Acquisition took place on March 31, 2009, the Company filed its Form 10-K, following the filing of a 12b-25 extension, on July 13, 2009.

If you should have any questions concerning the foregoing, please feel free to contact us.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
December 2, 2009

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or seek further clarification regarding any of the responses to the accounting comments, please feel free to contact me.

Sincerely,

/s/ Wu, Man-Shing
Wu, Man-Shing, Chief Executive Officer
Eatware Inc.